July 13, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	CleanTech Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-256578)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 361 copies of the Preliminary Prospectus dated July 6, 2021 were distributed to prospective underwriters, institutional investors, retail investors and prospective dealers in connection with the above captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, July 14, 2021 or as soon thereafter as practicable.

[Signature page follows]

Sincerely,

Chardan Capital Markets LLC

By:	/s/ Shai Gerson
Name:	Shai Gerson
Title:	Partner and Managing Director